AerSale Corporation

255 Alhambra Circle, Suite 435

Coral Gables, Florida 33134

January 12, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Jennie Beysolow

Re:AerSale Corporation

Registration Statement on Form S-3 (Registration No. 333-262009)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-262009) (the “Registration Statement”) of AerSale Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on January 13, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Holland & Knight LLP, by calling Shane Segarra at (305) 789-7568.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Shane Segarra of Holland & Knight LLP at the number set forth above.

Thank you for your assistance.

Very truly yours,

AERSALE CORPORATION

By: /s/ Martin Garmendia

Name: Martin Garmendia

Title: Chief Financial Officer